Himalaya Shipping Ltd. (HSHP) - Delivery of Mount Emai and Commencement of Charter

Hamilton, Bermuda, June 14, 2024

Himalaya Shipping Ltd. is pleased to announce that it has successfully taken delivery of the twelfth and last of its series of 210,000 dwt Newcastlemax dual fuel newbuildings the Company has ordered from New Times Shipyard (NTS).

The vessel ("Mount Emai") will be delivered to a major Japanese shipping company and will commence a 23 to 27 months' time charter, plus an option exercisable by the counterparty for a further 11 to 13 months, and will earn an index-linked rate, reflecting a significant premium to a standard Capesize vessel. The time charter also includes a profit sharing of any economic benefit derived from operating the vessel´s scrubber or running on LNG, as well as has certain rights to convert the time charter to a fixed rate, based on the prevailing forward freight agreement (FFA) curve from time to time.

The Company would like to express its appreciation to NTS which in cooperation with our excellent site team, have proven to be able to deliver high-quality vessels always ahead of contractual delivery dates.

“This marks a significant milestone for Himalaya Shipping. We are meeting what we believe will be a very interesting cycle ahead of us with a state of the art fleet representing the youngest and most fuel efficient dry bulk fleet on the water today” says Herman Billung, contracted CEO of Himalaya Shipping.

For further queries, please contact:
Herman Billung, Contracted CEO
Telephone +47 918 31 590

About Himalaya Shipping Ltd.:

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has twelve vessels in operation.

Forward Looking Statements:

This announcement includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to the delivery of our remaining newbuild vessels including the timing thereof and other risks, including those set forth under "Item 3. Key Information - D. Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, we undertake no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.